Exhibit 99.1

For Immediate Release

BCE nominates Karen Sheriff to the Board of Directors

Ronald Brenneman to retire from the Board after more than 13 years of service

MONTRÉAL, March 8, 2017 – BCE Inc. (TSX, NYSE: BCE) today announced the nomination of Karen Sheriff for election to the BCE Board of Directors and the retirement of Ronald Brenneman from the Board at the company’s Annual General Shareholder Meeting in Ottawa on April 26, 2017.

One of Canada’s most successful telecommunications executives, Ms. Sheriff was President and CEO of Bell Aliant from 2008 to 2014, part of her 15-year career with the BCE group of companies, and most recently served as President and CEO of Q9 Networks Inc., the Toronto-based provider of outsourced data centre and cloud services.

“We are delighted that Karen Sheriff has agreed to bring her wealth of strategic and operational leadership experience and her deep knowledge of the Canadian communications sector to the service of our shareholders as a Director of BCE,” said Gordon Nixon, Chair of the BCE Board of Directors.

Ms. Sheriff is a Director of the Canada Pension Plan Investment Board and of WestJet Airlines. Holding an MBA from the University of Chicago, Ms. Sheriff also held progressively senior positions in marketing and strategy in her 10 years at United Airlines.

Named to the Women's Executive Network (WXN) Top 100 Women Hall of Fame, Ms. Sheriff was recognized as Woman of the Year in 2012 by Canadian Women in Communications, as one of Canada’s top 25 Women of Influence, and as a Top 50 CEO by Atlantic Business Magazine.

Ronald Brenneman will retire from the BCE Board at the Annual General Shareholder Meeting after more than 13 years of distinguished service, including as Chair of the Management Resources and Compensation Committee and as a member of the Pension Fund Committee.

“On behalf of all shareholders, I thank Ron Brenneman sincerely for his expert financial counsel, strategic insight and dedication to Bell’s successful transformation into the competitive leader in Canadian broadband communications,” said Mr. Nixon.

About BCE

Canada's largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca